Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATION OF
PREFERENCES, RIGHTS AND LIMITATIONS

OF

SERIES D CONVERTIBLE PREFERRED STOCK

Truli Technologies, Inc. (the “Corporation”), a corporation organized and existing under the Delaware General Corporation Law (“DGCL”), in accordance with the provisions of Section 151 of the DGCL, does hereby certify as follows:

1. That pursuant to the authority expressly conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Board of Directors at a meeting on December 19, 2018, adopted resolutions authorizing the creation and issuance of a series of preferred stock designated as the “Series D Convertible Preferred Stock”.

2. That the Certificate of Designation for the Series D Convertible Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State for the State of Delaware on March 25, 2019.

3. That the Board of Directors by unanimous written consent on March 29, 2019 approved an Amended and Restated Series D Certificate of Designation (the “Amended and Restated Certificate of Designation”) and the Amended and Restated Certificate of Designation was filed with the Secretary of State for the State of Delaware on March 29, 2019.

4. That pursuant to the authority expressly conferred upon the Board of Directors by the Certificate of Incorporation, the Board of Directors by unanimous written consent on March 31, 2019 adopted the following resolutions amending the Amended and Restated Certificate of Designation:

RESOLVED, that pursuant to the authority expressly vested in the Board of Directors and in accordance with the provisions of the Certificate of Incorporation and the DGCL, Section 6(c) of the Amended and Restated Certificate of Designation shall be amended to read in its entirety as follows:

(c) Adjustment of Conversion Price upon Exchange Listing or Mandatory Conversion. Each Holder shall be entitled to, in its sole discretion, convert each Preferred Share in accordance with any one of the following adjustments, as applicable:

(i) if the Common Stock becomes listed on any of the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, or any successor of the foregoing, and the closing bid price quoted on the Principal Market on the Trading Day prior to such listing is less than the Conversion Price (accounting for any stock split or prior adjustment to the Conversion Price), then the Conversion Price shall be reduced by 20%;

(ii) if a registered broker-dealer conducts a financing on behalf of the Corporation (regardless of the type or amount of such financing) (a “Broker-Dealer Financing”), then the Conversion Price in place at the time of such Broker-Dealer Financing shall be reduced by 20% of bid price at the time of such financing; or

(iii) if a registered broker-dealer conducts a Broker-Dealer Financing, then each Preferred Share shall convert into the securities offered in such Broker-Dealer Financing (including units, warrants or any other convertible security offered in connection such Broker-Dealer Financing) at a Conversion Price equal to a 20% discount to the offering price of such securities.

5. That this amendment was duly adopted in accordance with the applicable provisions of Section 151(g) and Section 242(b) of the DGCL.

6. Other than the foregoing, no other provisions of the Amended and Restated Certificate of Designation or the Certificate of Incorporation of the Corporation are amended or changed by this amendment.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be executed by its duly authorized officer as of this 18th day of April, 2019.

By:	/s/ Miles Jennings
Miles Jennings, Chief Executive Officer

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